UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of July 2022

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                             Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                          No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                          No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.Market announcement

ULTRAPAR PARTICIPAÇÕES S.A.

MARKET ANNOUNCEMENT

Consortium between Ultragaz and Supergasbrás for sharing operating assets

São Paulo, July 12, 2022 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Ultrapar”), pursuant to CVM Resolution 44/21, informs that it has submitted for approval by the Administrative Council of Economic Defense (“CADE”) a consortium agreement, between Cia. Ultragaz S.A. (“Ultragaz”) and Supergasbrás Energia Ltda. for sharing part of its operations and infrastructure of LPG storage and filling bases ("Agreement”).

Once approved, the Agreement will enable Ultragaz to expand its presence from 19 to 25 filling bases, providing greater supply security in the regions served and better service levels, benefiting customers and resellers. In addition, this operational agreement will enable the capture of operating efficiencies for Ultragaz and will also optimize investments. There will be no changes in the commercial operation of both companies.

This action demonstrates Ultragaz's continuous ability to pursue efficiency and Ultrapar's willingness to establish strategic partnerships in its business portfolio.

Both companies will maintain their regular and independent course of business until the approval by CADE.

Rodrigo de Almeida Pizzinatto

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 12, 2022

ULTRAPAR HOLDING INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Market announcement)